GREAT PANTHER SILVER LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

Expressed in Canadian Dollars

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Great Panther Silver Limited

We have audited the accompanying consolidated financial statements of Great Panther Silver Limited, which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Great Panther Silver Limited as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for each of the years in the two-year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Panther Silver Limited’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2013 expressed an unqualified opinion on the effectiveness of Great Panther Silver Limited’s internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP

Chartered Accountants

Vancouver, Canada
March 13, 2013

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Great Panther Silver Limited:

We have audited Great Panther Silver Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Great Panther Silver Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report titled Management’s Responsibility for Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Great Panther Silver Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Great Panther Silver Limited as of December 31, 2012 and December 31, 2011, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2012, and our report dated March 13, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

KPMG LLP

Chartered Accountants

Vancouver, Canada
March 13, 2013

GREAT PANTHER SILVER LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

December 31, 2012 and 2011

	December 31,	December 31,
	2012	2011

		Recast
		(note 5)
Assets

Current assets:
Cash and cash equivalents	$20,735	$34,437
Short term investments (note 6)	5,164	5,080
Trade and other receivables (notes 7 and 24)	18,099	14,076
Income taxes recoverable	130	374
Inventories (note 8)	6,927	4,591
Prepaid expenses, deposits and advances	1,995	1,732
	53,050	60,290
Non-current assets:
Mineral properties, plant and equipment (note 9)	55,451	38,078
Exploration and evaluation assets (notes 10 and 25(b))	7,270	3,868
Intangible assets (note 11)	705	708
Deferred tax asset (note 23)	253	-
	$116,729	$102,944

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables (notes 12 and 24)	$8,111	$6,350
Finance lease obligations	-	130
Current tax liability (note 23)	400	-
	8,511	6,480
Non-current liabilities:
Reclamation and remediation provision (note 14)	2,447	2,154
Deferred tax liability (note 23)	5,746	1,824
	16,704	10,458

Shareholders’ equity:
Share capital (note 15)	122,444	121,536
Reserves	7,586	6,465
Deficit	(30,005)	(35,515)
	100,025	92,486
	$116,729	$102,944

Nature of operations (note 1)
Commitments and contingencies (notes 24 and 25)

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

“Robert A. Archer”	“Robert W. Garnett”
Robert A. Archer, Director	Robert W. Garnett, Director

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the years ended December 31, 2012 and 2011

	2012	2011

Revenue	$61,139	$57,818
Cost of sales (note 16)
Production costs	32,864	25,475
Amortization and depletion	8,684	4,465
Share-based payments	385	962
	41,933	30,902

Gross profit	19,206	26,916

General and administrative expenses (note 17)
Administrative expenses	8,808	7,222
Amortization and depletion	206	97
Share-based payments	1,071	1,248
	10,085	8,567

Exploration and evaluation expenses (note 18)
Exploration and evaluation expenses	2,309	928
Share-based payments	73	-
	2,382	928

Income before the undernoted	6,739	17,421

Finance and other income (expense)
Interest income	442	435
Finance costs (note 19)	(34)	(324)
Foreign exchange gain (loss)	2,828	(4,572)
Other (expense) income	(265)	531
	2,971	(3,930)

Income before income taxes	9,710	13,491

Income tax expense (note 23)
Current	(592)	(108)
Deferred	(3,608)	(1,877)
	(4,200)	(1,985)
Net income for the year	$5,510	$11,506

Other comprehensive income (loss), net of tax
Foreign currency translation	1	(352)
Change in fair value of available-for-sale financial assets	(8)	(103)
	(7)	(455)
Total comprehensive income for the year	$5,503	$11,051

Earnings per share (note 15(f))
Basic	$0.04	$0.09
Diluted	$0.04	$0.08

See accompanying notes to the consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of Canadian dollars)

For the years ended December 31, 2012 and 2011

	Share Capital			Reserves
	Number		Share
	of		options	Foreign						Total
	shares		and	currency	Convertible	Fair				shareholders’
	(000’s)	Amount	warrants	translation	loan notes	value		Total	Deficit	equity
Balance at January 1, 2011	119,914	$83,470	$9,470	$(3,796)	$1,966	$(33)		$7,607	$(47,021)	$44,056
Warrants exercised (note 15(e))	6,856	6,409	(239)	-	-	-		(239)	-	6,170
Share options exercised (note 15(d))	3,089	3,670	(1,362)	-	-	-		(1,362)	-	2,308
Extinguishment of convertible loan notes (note 13(b))	1,800	5,859	-	-	(1,966)	-		(1,966)	-	3,893
Short form prospectus financing (note 15(c))	5,750	22,128	384	-	-	-		384	-	22,512
Share-based payments	-	-	2,496	-	-	-		2,496	-	2,496
Comprehensive income (loss)	-	-	-	(352)	-	(103)		(455)	11,506	11,051
Balance at December 31, 2011	137,409	$121,536	$10,749	$(4,148)	$-	$(136)		$6,465	$(35,515)	$92,486

Balance at January 1, 2012	137,409	$121,536	$10,749	$(4,148)	$-	$(136)		$6,465	$(35,515)	$92,486
Share options exercised (note 15(d))	451	908	(401)	-	-	-		(401)	-	507
Share-based payments	-	-	1,529	-	-	-		1,529	-	1,529
Comprehensive income (loss)	-	-	-	1	-	(8)		(7)	5,510	5,503
Balance at December 31, 2012	137,860	$122,444	$11,877	$(4,147)	$-	$(144	) $	7,586	$(30,005)	$100,025

See accompanying notes to the consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the years ended December 31, 2012 and 2011

	2012	2011

		Recast
		(note 5)
Cash flows from operating activities
Net income for the year	$5,510	$11,506

Items not involving cash:
Amortization and depletion	8,890	4,561
Unrealized foreign exchange (gains) losses (note 22)	(2,860)	3,849
Income tax expense	4,200	1,985
Share-based payments	1,529	2,210
Other non-cash items	(391)	(223)
	16,878	23,888

Interest received	384	378
Interest paid	(6)	(171)
Income taxes paid	(202)	(267)
Net cash from operating activities before changes in non-cash working capital	17,054	23,828

Changes in non-cash working capital:
Trade and other receivables	(3,963)	(4,384)
Income taxes recoverable	244	(135)
Inventories	(1,924)	(1,821)
Prepaid expenses, deposits and advances	(263)	(599)
Trade and other payables	1,982	2,070
Current tax liability	10	140
Net cash from operating activities	13,140	19,099

Cash flows from investing activities:
Purchase of intangible assets	(811)	(627)
Purchase of mineral properties, plant and equipment	(26,712)	(23,459)
Proceeds from disposal of mineral properties, plant and equipment	86	149
Purchase of short term investments (note 5)	(85)	(5,000)
Restricted cash	-	151
Net cash used in investing activities	(27,522)	(28,786)

Cash flows from financing activities:
Repayment of capital lease obligations	(130)	(367)
Repayment of promissory notes (note 13(a))	-	(450)
Repayment of convertible loan notes (note 13(b))	-	(62)
Proceeds from exercise of options (note 15(d))	507	2,309
Proceeds from exercise of warrants (note 15(e))	-	6,170
Issuance of shares for cash, net of issue costs	-	22,512
Net cash from financing activities	377	30,112

Effect of foreign currency translation on cash	303	45

Increase (decrease) in cash and cash equivalents	(13,702)	20,470
Cash and cash equivalents, beginning of year	34,437	13,967
Cash and cash equivalents, end of year	$20,735	$34,437

See accompanying notes to the consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

1.	Nature of operations

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010. No change to the Company's capital structure was involved and the common shares of the Company trade on the Toronto Stock Exchange under the symbol “GPR”. On February 8, 2011, the Company’s shares were listed on the NYSE Amex stock exchange in the United States under the trading symbol “GPL”. The NYSE Amex stock exchange was renamed to NYSE MKT on May 14, 2012. The address of the Company’s head office is Suite 800 – 333 Seymour Street, Vancouver, British Columbia, Canada, V6B 5A6.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within Latin America. The Company wholly owns two producing mines, Topia and Guanajuato. In addition, the Company has published a NI 43-101 compliant resource estimate for its San Ignacio property and the Company is currently evaluating the technical feasibility and commercial viability of extracting the resource. The Company also has two other mineral property interests, Santa Rosa and El Horcon. These properties are in the exploration stage and the Company has not yet determined whether they contain ore reserves which are economically viable.

Based on the Company’s current cash flow and future projections, these financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Basis of presentation

These consolidated financial statements have been prepared in accordance with International Accounting Standards 1, Presentation of financial statements (“IAS 1”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved by the Board of Directors on March 13, 2013.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company's entities and to all years presented in these consolidated financial statements:

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., and Great Panther Silver Peru S.A.C. All intercompany balances and transactions are eliminated on consolidation.

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

derivative financial instruments are measured at fair value;

financial instruments at fair value through profit or loss are measured at fair value; and

available-for-sale financial assets are measured at fair value.

(c)	Foreign currency translation

These consolidated financial statements are presented in Canadian dollars which is the Company’s presentation currency and functional currency. The functional currency of the Company’s Mexican subsidiaries is the Mexican peso.

Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

3.	Significant accounting policies – continued

Translation of subsidiary results into the presentation currency

The operating results and statements of financial position of the Company’s Mexican subsidiaries are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

•

Income and expenses for each statement of comprehensive income are translated at average exchange rates, unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions; and

•	All resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity. When a foreign operation is sold, such exchange differences are recognized in net income as part of the gain or loss on sale.

(d)	Cash and cash equivalents

Cash and cash equivalents are carried in the statement of financial position at amortized cost. Cash and cash equivalents consist of cash on deposit with banks and highly liquid investments that are readily convertible to known amounts of cash and have maturity dates at the date of purchase of three months or less.

(e)	Inventories

Inventories consist of:

•

Ore stockpiles and concentrate inventories which are valued at the lower of weighted average cost and net realizable value. Costs include production costs and amortization and depletion directly attributable to the inventory production process. Net realizable value is the expected selling price for the finished product less the costs to get the product into saleable form and to the selling location.

•

Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of weighted average cost and replacement cost which approximates net realizable value. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant, and equipment.

•	Silver bullion, to be minted and sold as coins and bars, is recorded at lower of cost and net realizable value.

(f)	Mineral properties, plant and equipment

Mineral properties

Mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met: there is a probable future benefit that will contribute to future cash inflows; the Company can obtain the benefit and control access to it; and, the transaction or event giving rise to the benefit has already occurred.

Producing mineral properties acquired through business acquisitions are recognized at fair value on the acquisition date. Where applicable, the estimated cost of mine closure and restoration for the property is included in the cost of mineral properties.

Plant and equipment

Plant and equipment is originally recorded at cost at the time of construction, purchase, or acquisition, and is subsequently measured at cost less accumulated amortization and impairment. Cost includes all costs required to bring the item into its intended use.

Costs incurred for major overhaul of existing equipment or infrastructure are capitalized as plant and equipment and are subject to amortization once they are commissioned. Costs associated with routine maintenance and repairs are charged to operations as incurred.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

3.	Significant accounting policies – continued

Amortization and depletion

Mineral properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property.

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method.

Plant and equipment is amortized using the straight-line method over the remaining life of the mine, or over the remaining useful life of the asset, if shorter. All other equipment, buildings and furniture and fixtures which do not relate directly to the mining operations are amortized over the useful life of the asset. Land is not amortized.

The following amortization rates are used by the Company for equipment, buildings and furniture and fixtures which do not relate specifically to the mining operations:

Computer equipment	straight-line over the estimated useful life of 3 years
Furniture and fixtures	straight-line over the estimated useful life of 5 years
Office equipment	straight-line over the estimated useful life of 5 years
Leasehold improvements	straight-line over the term of the lease

When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

(g)	Exploration and evaluation assets

Exploration properties

Exploration properties represent properties for which the Company has not yet performed sufficient exploration work to determine whether significant mineralization exists. Exploration properties are carried at the cost of acquisition and included in exploration and evaluation assets. Exploration expenditures incurred on such properties are expensed as incurred as exploration expenditures in the statement of comprehensive income. Examples of exploration expenditures that are expensed under this policy include: topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; and sampling. The Company considers its Santa Rosa and El Horcon Projects to be exploration properties as at December 31, 2012.

Evaluation properties

Evaluation properties represent properties for which the Company has identified a mineral resource of such quantity and grade or quality that it has reasonable prospects for economic extraction. A mineral resource is considered to have reasonable prospects for economic extraction when it is expected that the Company has sufficient information to determine that extraction is viable and feasible at expected long-term metal prices. Expenditures made in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource are capitalized and included in exploration and evaluation assets. Evaluation expenditures include the costs of drilling, sampling and other costs related to defining and delineating the mineral deposit. The Company considers its San Ignacio Project to be an evaluation property as at December 31, 2012.

When the technical feasibility and commercial viability of the extraction of mineral resources associated with the Company’s evaluation properties are demonstrable and management has made a decision to proceed with development, the capitalized costs associated with evaluation assets are reclassified from exploration and evaluation assets to mineral properties and are tested for impairment at that time.

The Company’s capitalized exploration and evaluation assets are classified as intangible assets.

Amortization and depletion

Exploration and evaluation assets are not subject to depletion or amortization, but rather are tested for impairment when circumstances indicate that the carrying value may not be recoverable.

(h)	Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and are not recognized in the Company’s statement of financial position.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

3.	Significant accounting policies – continued

(i)	Intangible assets

Intangible assets that are acquired by the Company, which includes computer software and costs of computer software customization and implementation, are stated at cost less accumulated amortization and impairment losses. Amortization is recorded in cost of sales or general and administrative expenses in the statement of comprehensive income on a straight line basis over the estimated useful lives of the intangible assets. The estimated useful life for computer software is 3 years.

(j)	Impairment of non-financial assets

Exploration and evaluation assets are tested for impairment when circumstances indicate that the carrying value may not be recoverable. When facts and circumstances suggest that the carrying amount of an asset exceeds its recoverable amount, the Company performs an impairment test by comparing the net present value of the estimated future cash flows to the carrying amount of the relevant exploration and evaluation property. When the carrying value exceeds the recoverable amount of the relevant exploration and evaluation property, an impairment charge is recorded and the property is written down to its recoverable amount. In addition, exploration and evaluation assets are tested for impairment at the date they are transferred to mineral properties, plant and equipment.

The Company’s mineral properties, plant and equipment are reviewed for any indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist. If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs to sell and the asset’s value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in net income or loss for the period, and the carrying value of the asset on the statement of financial position is reduced to its recoverable amount.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral properties is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, discounted by an appropriate pre-tax discount rate to arrive at a net present value.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and cannot take into account future development. As such, these assumptions differ from those used in calculating fair value.

In testing for indicators of impairment and performing impairment calculations, assets are grouped in cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. The estimates of future discounted cash flows are subject to risks and uncertainties including estimated production and grades, future metals prices, discount rates and exchange rates.

Non-financial assets other than goodwill that have suffered an impairment are evaluated for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not been recorded.

(k)	Share-based payments

Equity-settled share-based payment arrangements such as the Company’s stock option plan are measured at fair value at the date of grant and recorded within equity. The fair value at grant date of all share-based payments is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders’ equity. The Company estimates the fair value of share options granted using the Black-Scholes option pricing model. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is reversed in the period the forfeiture occurs.

(l)	Revenue recognition

The Company recognizes revenue from the sale of concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. Revenue is based on market metal prices and mineral content. Revenue is recorded in the consolidated statements of comprehensive income net of treatment and refining costs paid to counter parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in the market metal prices results in an embedded derivative in the related trade accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

3.	Significant accounting policies – continued

	(m)	Reclamation and remediation provisions

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the cost of future reclamation and remediation as a liability when: the Company has a legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reasonable estimate of the obligation can be made. The liability is measured initially by discounting expected costs to the net present value using pre-tax rates and risk assumptions specific to the liability. The resulting cost is capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to profit or loss as finance cost, and any change in the amount or timing of the underlying cash flows with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties. The amount charged to the carrying value of the assets is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates. The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

Changes in the reclamation and remediation provision subsequent to the related asset reaching the end of its useful life and any excess of actual reclamation and remediation costs over the amount of initially estimated reclamation and remediation provision are recognized in the statement of comprehensive income when determined.

(n)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short term investments, marketable securities, trade and other receivables, and trade and other payables. These financial instruments are classified as either financial assets at fair value through profit or loss, available-for-sale, held-to-maturity, loans and receivables, financial liabilities at fair value through profit or loss or financial liabilities at amortized cost. Management determines their classification at initial recognition.

Transaction costs are expensed as incurred for financial instruments classified as financial assets at fair value through profit or loss. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and financial liabilities at amortized cost.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any other financial asset categories. The Company’s marketable securities are classified as available-for-sale and are initially and subsequently recorded at fair value. Changes in fair value, other than impairment losses are recognized in other comprehensive income (loss) and presented in the fair value reserve in shareholders’ equity. When the financial assets are sold or an impairment write-down is required, losses accumulated in the fair value reserve recognized in shareholders’ equity are included in profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s cash and cash equivalents, guaranteed investment certificates classified within short term investments, and trade and other receivables are classified as loans and receivables and are initially measured at fair value and subsequently measured at amortized cost less any impairment.

Financial liabilities at fair value through profit or loss

A financial liability is classified at fair value through profit or loss if it is classified as held for trading in the near future or is designated as such upon initial recognition. The Company’s derivative liabilities are classified as fair value through profit or loss. They are initially and subsequently recorded at fair value and changes in fair value are recognized in profit or loss. In the case of cash flow hedge transactions that qualify for hedge accounting treatment, gains and losses would be recognized in other comprehensive income if designated as hedges for accounting purposes. The Company has elected not to apply hedge accounting to these instruments.

Financial liabilities at amortized cost

Financial liabilities at amortized cost are non-derivative financial liabilities that are not classified as financial liabilities at fair value through profit or loss. The Company’s trade and other payables are classified as financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

3.	Significant accounting policies – continued

Compound financial instruments

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest and losses and gains relating to the financial liability are recognized in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

Impairment of financial instruments

The Company assesses at each financial reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

•

For available-for-sale financial assets, an impairment loss is established when there is a significant or prolonged decline in fair value of the investment or when there is objective evidence that the carrying amount of the investment may not be recovered. The amount of the impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Any amounts related to that asset are removed from losses accumulated in the fair value reserve recognized in shareholders’ equity and are included in profit or loss. Reversals in respect of available-for-sale financial assets are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in other comprehensive income until the assets are disposed of.

•

For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of provision account and the amount of the loss is recognized in the statement of comprehensive income within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the statement of comprehensive income.

(o)	Income taxes

Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is included in net income in the period in which the change is substantively enacted. The amount of deferred tax assets recognized is limited to the amount that is, in management’s estimation, probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(p)	Earnings per share

Earnings per share is calculated based on the weighted average number of shares outstanding during the period. The Company follows the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of share options and warrants, if dilutive.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

3.	Significant accounting policies – continued

	(q)	Segment reporting

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive office and the executive management team (the chief operating decision maker or “CODM”) in assessing performance and in determining allocation of resources. The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures such as net property, plant and equipment as well as operating results. All operating segments’ operating results are reviewed regularly by the Company’s senior management to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has determined the operating segments based on this information.

Segment results that are reported to senior management include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly of corporate office expenses.

(r)	Accounting standards issued but not yet adopted

Presentation of other comprehensive income (“OCI”)

IAS 1 Presentation of Financial Statements will be amended to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial instruments

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

In December 2011, the IASB amended the IFRS 7 Financial Instruments: Disclosures requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32 Financial Instruments: Presentation was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014.

The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

Consolidation

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation –Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IAS 27 and IAS 28 – Investments in Associates were revised and reissued as IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Joint Arrangements

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company does not expect this standard to have significant impact on its consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

3.	Significant accounting policies – continued

Disclosure of Involvement with Other Entities

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Fair Value Measurement

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; and, measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Stripping Costs in the Production Phase of a Mine

In October of 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Mine, which clarifies the requirements for accounting for costs of stripping activities in the production phase when two benefits accrue: (1) usable ore that can be used to produce concentrate inventory and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual reporting periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping costs. The Company does not expect this standard to have any impact on its consolidated financial statements.

4.	Significant accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company is not required to make any significant judgments in the application of its accounting policies.

Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The Company has identified the following areas where estimates and assumptions are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company’s statement of financial position reported in future periods.

Useful lives of mineral properties, plant and equipment

The Company estimates the remaining lives of its producing mineral properties using a combination of quantitative and qualitative factors including historical results, mineral resources reported under National Instrument 43-101 (“NI 43-101”), estimates of ore production from areas not included in the NI 43-101 reports, and management’s intent to operate the property. The estimated remaining lives of the producing mineral properties are used to calculate amortization and depletion expense, assess impairment charges and the carrying values of assets, and for forecasting the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the NI 43-101 reports, and management’s intent to operate the property and may ultimately have a material impact on the estimated remaining lives of the properties.

Reclamation and remediation provision

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience. These estimates are based on remediation activities required by environmental laws in Mexico, the expected timing of cash flows, and the pre-tax risk free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption of the rate at which costs may inflate in future periods. Actual results could differ from these estimates. The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

4.	Significant accounting estimates and judgments – continued

Review of asset carrying values and assessment of impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of comprehensive income.

Allocation of costs between mine development and production

The Company performs capital mine development and production activities within the same areas of the Guanajuato mine. Therefore, the Company is required to allocate costs between mine development and production. The Company allocates costs between mine development and production using the percentage of cubic metres of material moved. The allocation requires estimates about the nature of the work performed and the volume of material moved. Actual costs could vary from the estimated costs.

Revenue from concentrate sales

Revenue from the sale of metals in concentrate is recorded at the time when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in market metals prices result in an embedded derivative in the related trade accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. During periods of high price volatility, the effect of mark-to-market price adjustments related to the concentrate shipments which remain to be settled could be significant. In addition, actual settlement prices could vary significantly from the estimated prices at each reporting date.

Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets, the Company makes estimates related to expected future taxable income, potential tax planning opportunities, estimated timing of reversals of temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Where applicable tax laws and regulations are unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur which may materially affect the amounts of income tax assets recognized. In addition, future changes in tax laws could limit the Company’s ability to realize the benefits from deferred tax assets.

5.	Re-classification affecting cash and cash equivalents and short term investments

During the year ended December 31, 2012, the Company determined that one of the Company’s guaranteed investment certificates (“GIC”) should have been classified as a short term investment instead of as cash and cash equivalents at December 31, 2011, in accordance with the Company’s accounting policy for cash and cash equivalents (note 3(d)). The GIC is non-redeemable prior to its maturity date and was invested for a one-year term commencing in April 2011 and rolled over under the same terms in April 2012. As a result, the Company has recast the statement of financial position and statement of cash flows for the year ended December 31, 2011 to correct this immaterial item.

The impact of the change on the Company’s statement of financial position as at December 31, 2011 was a decrease in cash and cash equivalents and an increase in short term investments of $5,000. The impact on the Company’s statement of cash flows for the year ended December 31, 2011 was a cash outflow of $5,000 in investing activities and a decrease of $5,000 in the ending cash position. This re-classification had no impact on the statement of comprehensive income or earnings per share for the year ended December 31, 2011.

6.	Short-term investments

	December 31,	December 31,
	2012	2011
Guaranteed investment certificates	$5,085	$5,000
Marketable securities	79	80
	$5,164	$5,080

The GIC is held with a Canadian chartered bank at an interest rate of 1.71% per annum and is non-redeemable until its maturity date on April 25, 2013. Short term investments for the year ended December 31, 2011 have been re-stated for comparability with the current year (note 5).

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

7.	Trade and other receivables

	December 31,	December 31,
	2012	2011
Trade accounts receivable	$12,311	$11,180
Value added tax receivable	5,803	2,902
Other	216	214
	18,330	14,296
Allowance for doubtful amounts	(231)	(220)
	$18,099	$14,076

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

8.	Inventories

	December 31,	December 31,
	2012	2011
Concentrate	$3,432	$2,748
Ore stockpile	417	115
Materials and supplies	2,858	1,503
Silver bullion	220	225
	$6,927	$4,591

The amount of inventory recognized as an expense for the years ended December 31, 2012 and December 31, 2011 includes production costs and amortization and depletion directly attributable to the inventory production process.

The amount of write-down of inventories to net realizable value for the year ended December 31, 2012 was $5 (2011 - $45) relating to silver bullion and $16 (2011 - $20) relating to materials and supplies, which were recognized as expenses in the year the write-downs or losses occurred.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

9.	Mineral properties, plant and equipment

At December 31, 2012, the Company had mineral properties, plant and equipment assets of $55.5 million compared to $38.1 million at December 31, 2011. The Company invested primarily in mine development and purchase of capital assets at its Guanajuato and Topia mines.

The Company’s mineral properties, plant and equipment comprise the following:
				Furniture,
	Mineral	Plant and	Land and	fixtures and
	properties	equipment	buildings	equipment	Total
Cost
Balance, January 1, 2011	$20,752	$17,329	$4,363	$1,130	$43,574
Additions	8,773	9,332	65	1,298	19,468
Disposals	-	(161)	-	(7)	(168)
Foreign exchange	(2,179)	(2,142)	(423)	(265)	(5,009)
Balance, December 31, 2011	27,346	24,358	4,005	2,156	57,865
Additions	13,049	9,653	13	616	23,331
Change in rehabilitation provision	340	-	-	-	340
Disposals	-	(131)	-	-	(131)
Foreign exchange	1,504	1,345	212	142	3,203
Balance, December 31, 2012	$42,239	$35,225	$4,230	$2,914	$84,608

Accumulated depreciation
Balance, January 1, 2011	$7,677	$6,492	$1,542	$1,006	$16,717
Amortization and depletion	2,410	2,104	101	248	4,863
Disposals	-	(126)	-	(5)	(131)
Foreign exchange	(684)	(685)	(156)	(137)	(1,662)
Balance, December 31, 2011	9,403	7,785	1,487	1,112	19,787
Amortization and depletion	4,047	3,855	89	459	8,450
Disposals	(13)	(82)	-	(33)	(128)
Foreign exchange	501	406	80	61	1,048
Balance, December 31, 2012	$13,938	$11,964	$1,656	$1,599	$29,157

Net book value
December 31, 2011	$17,943	$16,573	$2,518	$1,044	$38,078
December 31, 2012	$28,301	$23,261	$2,574	$1,315	$55,451

Guanajuato Mine

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico which includes two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate).

Topia Mine

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia mining concessions located in the municipality of Topia in the state of Durango, Mexico.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

10.	Exploration and evaluation assets

At December 31, 2012, the Company had exploration and evaluation assets of $7.3 million compared to $3.9 million at December 31, 2011. Exploration and evaluation assets are not currently being depleted.

The Company’s exploration and evaluation assets comprise the following:

	San Ignacio	Santa Rosa	El Horcon
	Property	Property	Property	Total
Cost
Balance, January 1, 2011	$273	$-	$-	$273
Additions	2,480	1,452	-	3,932
Foreign exchange	(220)	(117)	-	(337)
Balance, December 31, 2011	2,533	1,335	-	3,868
Additions	1,583	-	1,579	3,162
Foreign exchange	147	71	22	240
Balance, December 31, 2012	$4,263	$1,406	$1,601	$7,270

San Ignacio Project

The San Ignacio property was acquired as part of the Guanajuato mine acquisition in 2005. Evaluation activities relating to San Ignacio commenced in 2010.

Santa Rosa Project

During 2011, the Company acquired rights to a new silver-gold project, the Santa Rosa Project, in Guanajuato, Mexico, for $1,452.

El Horcon Project

On September 5, 2012, the Company purchased 100% interest in the El Horcon Silver-Gold Project, in Jalisco State, Mexico, for total cash consideration of US$1,600 (C$1,579).

11.	Intangible assets

At December 31, 2012, the Company had intangible assets of $0.7 million compared to $0.7 million at December 31, 2011. Intangible assets consist of computer software purchased by the Company in the normal course of business and costs of computer software customization and implementation.

	2012	2011
Cost
Balance, January 1	$941	$383
Additions	811	627
Foreign exchange	37	(69)
Balance, December 31	$1,789	$941

Accumulated depreciation
Balance, January 1	$233	$109
Amortization and depletion	838	135
Foreign exchange	13	(11)
Balance, December 31	1,084	233
Net book value, December 31	$705	$708

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

12.	Trade and other payables

	December 31,	December 31,
	2012	2011
Accrued liabilities	$2,977	$1,447
Trade and account payables	3,102	3,207
Value added tax payable	1,632	1,346
Other payables	400	350
	$8,111	$6,350

Included in trade and other payables are amounts due to related parties which are disclosed in note 24.

13.	Long-term debt

	(a)	Promissory notes:

During the year ended December 31, 2010, the Company purchased equipment financed by two promissory notes requiring equal blended monthly payments of $11 for 24 months, commencing on the first day of the month after delivery of the equipment. The promissory notes bore interest at 6% per annum, compounded and calculated semi-annually and were secured by the equipment. On April 29, 2011, the Company extinguished its promissory notes relating to this equipment purchase and the remaining accrued interest was paid in cash.

	(b)	Convertible loan notes:

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050. The financing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011, convertible into common shares of the Company at a price of $2.25 per share at the holders’ option at any time. On issuance, the fair value of the liability component of the convertible note was $2,084. The liability component was valued using a company specific interest rate assuming no conversion feature existed.

The debt component was accreted to its fair value over the term to maturity as a non-cash interest charge and the equity component is presented in convertible loan notes reserves as a separate component of shareholders’ equity.

On March 8, 2011, the note holders exercised their option to convert the two convertible notes into equity. In accordance with the financing agreement, the Company issued 1,800,000 fully paid common shares at the conversion price of $2.25 per common share.

14.	Reclamation and remediation provision

The Company’s reclamation and remediation provision relates to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. Although the ultimate amount of the rehabilitation provision is uncertain, the fair value of these obligations is based on information currently available which is reviewed at each reporting date to take into account any material changes to the information. A reconciliation of the reclamation and remediation provision is as follows:

	December 31,	December 31,
	2012	2011
Balance, beginning of year	$2,154	$1,955
Revision in estimates	340	-
Accretion expense	28	47
Effect of foreign exchange	(75)	152
Balance, end of year	$2,447	$2,154

The reclamation and remediation provision is based on the following assumptions:

•	The total undiscounted estimated cash flows, before estimated inflation, required to settle the Company’s estimated obligations is US$2,378 (2011 – US$2,039).

•

The expected timing of payments totaling US$2,815 (including estimated inflation) is estimated as follows: US$1,052 in 2017, US$69 in 2018, US$71 in 2019, US$30 in each of 2020 and 2021, US$1,063 in 2022, and a total of US$500 due after 2022.

•	A risk-free rate of 2.04% for Topia and 0.88% for Guanajuato (2011 – 1.89% and 0.83% respectively) has been used to discount the cash flows.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

14.	Reclamation and remediation provision - continued

At December 31, 2012, the Company re-valued the reclamation and remediation provision as a result of new information provided by a third party contracted by the Company to undertake a review of the provision. The net result was an increase to the provision and an increase to the related asset of US$340. The primary changes from the Company’s previous estimate were an increase in the total estimated cash flows required to settle the estimated obligations, and changes in the timing of the expected payments. The Company has accounted for this as a change in accounting estimate and has therefore accounted for it on a prospective basis as of December 31, 2012.

15.	Share capital

(a)	Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued and fully paid:

Common shares: 137,860,052 (December 31, 2011 – 137,408,912)

Preferred shares: nil (December 31, 2011 – nil)

(c)	Financing

On April 12, 2011, the Company closed a bought deal financing with a syndicate of underwriters for $22,512 in proceeds, net of issuance costs of $1,638, including $384 in warrants issued to the underwriters (note 15(e)). 5,750,000 common shares were issued at a price of $4.20 per share.

(d)	Share options

The Company is authorized to grant incentive share options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s 2007 Amended and Restated Incentive Share Option Plan (the “2007 Plan”), options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding shares. The exercise price of options is determined by the Board of Directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted.

Options have expiry dates of no later than 10 years after the date of grant and will cease to be exercisable 30 days following the termination of the participant’s employment or engagement.

The continuity of share options for the years ended December 31, 2012 and 2011 are as follows:

		Balance				Balance
Exercise		December 31,				December 31,
Price	Expiry date	2011	Granted	Forfeited	Exercised	2012
$ 0.45	February 8, 2014	805,000	-	-	(200,000)	605,000
$ 0.70	September 3, 2014	315,000	-	-	(15,000)	300,000
$ 0.90	December 2, 2014	162,000	-	-	-	162,000
$ 0.90	July 11, 2015	118,000	-	-	(10,000)	108,000
$ 1.15	October 17, 2015	51,500	-	-	(50,000)	1,500
$ 1.90	November 21, 2015	90,000	-	-	-	90,000
$ 2.40	December 5, 2016	2,705,000	-	(240,000)	(230,000)(1)	2,235,000
$ 2.25	March 15, 2017	-	170,000	-	-	170,000
$ 1.76	May 17, 2017	-	315,000	-	(75,000)(2)	240,000
$ 1.71	August 17, 2017	-	1,708,500	(136,600)	(50,800)	1,521,100
$ 1.78	November 18, 2017	-	277,000	(72,000)	-	205,000
		4,246,500	2,470,500	(448,600)	(630,800)	5,637,600
Weighted average exercise price		$ 1.78	$ 1.76	$ 2.09	$ 1.49	$ 1.78

(1) Includes cashless exercise of 125,000 options.
(2) Includes cashless exercise of 75,000 options.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

15.	Share capital – continued

		Balance				Balance
Exercise		December 31,				December 31,
Price	Expiry date	2010	Granted	Forfeited	Exercised	2011
$ 0.90	January 5, 2011	125,000	-	-	(125,000)	-
$ 0.45	February 8, 2014	1,988,000	-	-	(1,183,000)	805,000
$ 0.45	February 29, 2012	160,000	-	-	(160,000)	-
$ 0.52	March 25, 2011	200,000	-	-	(200,000)	-
$ 0.70	September 3, 2014	965,000	-	-	(650,000)	315,000
$ 0.90	February 29, 2012	90,000	-	-	(90,000)	-
$ 0.90	December 2, 2014	337,500	-	-	(175,500)	162,000
$ 0.90	July 11, 2015	245,000	-	-	(127,000)	118,000
$ 1.15	October 17, 2015	105,000	-	-	(53,500)	51,500
$ 1.90	November 21, 2015	415,000	-	-	(325,000)	90,000
$ 2.40	December 5, 2016	-	2,705,000	-	-	2,705,000
		4,630,500	2,705,000		(3,089,000)	4,246,500
Weighted average exercise price		$ 0.73	$ 2.40	-	$ 0.75	$ 1.78

The Company’s weighted average share price on the date the options were exercised during the year ended December 31, 2012 is $2.27 (2011 – $3.43) .

As at December 31, 2012, the following stock options were outstanding and exercisable:

	Stock options outstanding		Stock options exercisable
		Weighted average
		remaining
	Stock options	contractual life	Stock options	Weighted average
Exercise prices	outstanding	(years)	exercisable	exercise price
$0.45 to $0.90	1,175,000	1.49	1,175,000	$0.62
$1.15 to $1.71	1,522,600	4.62	1,270,500	$1.71
$1.76 to $1.78	445,000	4.61	341,662	$1.77
$1.90 to $2.25	260,000	3.75	260,000	$2.13
$2.40	2,235,000	3.93	2,235,000	$2.40
	5,637,600	3.65	5,282,162	$1.78

During the year ended December 31, 2012, the Company recorded compensation expense for the fair value of share options of $1,529 (2011 - $2,496) for share options that were granted during the year. The weighted average fair value of options granted during 2012 was $0.72 (2011 - $0.92) .

The fair value per option granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model as follows:

	2012	2011
Risk-free interest rate	1.19%	0.88%
Expected life	2.00 years	1.94 years
Annualized volatility	75%	79%
Dividend rate	-	-

The annualized volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government bonds with a remaining term equal to the expected life of the options.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

15.	Share capital – continued

(e)	Warrants:

The continuity of warrants for the years ended December 31, 2012 and 2011 are as follows:

			Balance,				Balance,
	Exercise		December 31,				December 31,
Series	price	Expiry date	2011	Issued	Exercised	Expired	2012
Underwriters’ warrants	$ 4.20	April 12, 2013	316,250	-	-	-	316,250

			Balance,				Balance,
	Exercise		December 31,				December 31,
Series	price	Expiry date	2010	Issued	Exercised	Expired	2011
SFPO(1) warrants	$ 0.90	Nov 17, 2011	6,315,650	-	(6,307,150)	(8,500)	-
Agent warrants	$ 0.90	Nov 17, 2011	548,996	-	(548,996)	-	-
Underwriters’ warrants	$ 4.20	April 12, 2013	-	316,250	-	-	316,250
			6,864,646	316,250	(6,856,146)	(8,500)	316,250
Weighted average exercise price			$0.90	$4.20	$0.90	$0.90	$4.20

(1) Short Form Prospectus Offering (“SFPO”)

The Underwriters’ warrants associated with the bought deal financing (note 15(c)) were valued at $384 using the Black Scholes model during the year ended December 31, 2011. The assumptions used for the valuation of the Underwriters’ warrants were a risk-free interest rate of 1.85%, volatility of 76.7%, dividends paid of nil, exercise price of $4.20 per share, and an expected life of the warrants of 1.24 years. The weighted average fair value of warrants issued during 2011 was $1.21. No warrants were granted during 2012.

(f)	Earnings per share and diluted earnings per share

Earnings per share and diluted earnings per share are as follows:

	2012	2011
Earnings per share
Basic	$0.04	$0.09
Diluted	$0.04	$0.08

	2012	2011
Net income for the year	$5,510	$11,506

	2012	2011
Shares outstanding, January 1	137,408,912	119,913,766
Effect of share options exercised	244,601	2,292,166
Effect of warrants exercised	-	3,253,708
Effect of extinguishment of convertible notes	-	1,469,589
Effect of short form prospectus offering	-	4,143,151
Basic weighted average number of shares outstanding	137,653,513	131,072,380
Effect of dilutive share options	1,056,273	1,811,979
Effect of dilutive warrants	-	2,516,754
Diluted weighted average number of shares outstanding	138,709,786	135,401,113

For the year ended December 31, 2012 there were 2,721,250 (2011 – 90,610) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the year presented because the effect of including these shares would be anti-dilutive.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

15.	Share capital – continued

(g)	Shareholder Rights Plan

On April 17, 2012, the Board of Directors approved the adoption of a new Shareholder Rights Plan (the “2012 Plan”) as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. The 2012 Plan was ratified by the shareholders of the Company at the June 28, 2012 annual and special general meeting of shareholders and became immediately effective after the expiration of the previous plan on June 29, 2012. The 2012 Plan maintains the same terms and conditions as the previous plan and will continue until the annual and special general meeting of shareholders in 2016.

To implement the 2012 Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on June 29, 2012. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the 2012 Plan. Under the 2012 Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender.

Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

16.	Cost of sales by nature

	2012	2011
Contractors, services and other charges	$11,673	$9,348
Amortization and depletion	8,684	4,465
Materials	7,254	4,939
Salaries, wages and benefits	7,135	5,265
Other expenses	4,785	4,037
Power	2,017	1,886
Share-based payments	385	962
	$41,933	$30,902

17.	General and administrative expenses by nature

	2012	2011
Professional and consulting fees	$2,810	$2,421
Salaries, wages and benefits	2,538	1,835
Administrative expenses	2,269	2,128
Share-based payments	1,071	1,248
Travel expenses	659	571
Rent expenses	532	267
Amortization and depletion	206	97
	$10,085	$8,567

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

18.	Exploration and evaluation expenses by nature

	2012	2011
Salaries, wages and benefits	$1,127	$482
Professional and consulting fees	430	188
Services	345	23
Other expenses	240	121
Travel expenses	167	114
Share-based payments	73	-
	$2,382	$928

19.	Finance costs

	2012	2011
Accretion on reclamation and remediation provision	$28	$47
Lease interest	6	38
Interest accretion on convertible loan notes	-	239
	$34	$324

20.	Capital management

The Company’s objectives when managing capital are to:

•	ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern;
•	maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, and the operation of producing mines;
•	maintain investor, creditor and market confidence to sustain future development of the business; and
•	provide returns to shareholders and benefits for other stakeholders.

In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and debt, net of cash and cash equivalents and short term investments. The Topia and Guanajuato mines are in production, but exploration activities are also performed at these properties in order to identify further resources. The Company plans to use funds from the sale of concentrates to fund operations and exploration activities.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. For the year ended December 31, 2012, the Company’s management assessed changes in quantitative and qualitative data with respect to the Company’s objectives, policies and processes for managing capital implemented in the prior year to ensure their continued appropriateness. Going forward, the Company will continue to focus on internally generated cash flow to reduce or eliminate its reliance on equity and debt financing.

The Company’s capital structure is dependent on expected business growth and changes in the business environment. As at December 31, 2012, the Company is not subject to externally imposed capital requirements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

21.	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, short term investments, marketable securities, trade and other receivables, and trade and other payables. The carrying values of cash and cash equivalents, short term investments, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at December 31, 2012. As at December 31, 2011, the fair values of the capital lease obligations to third parties approximate their amortized costs as the interest rates reflect estimated market rates.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data

The following table illustrates the valuation method of the Company’s financial instruments carried at fair value as at December 31, 2012:

			Other
			financial
	Held at fair	Loans and	assets and		Fair value
	value	receivables	liabilities	Total	hierarchy
Financial Assets
Cash and cash equivalents	$-	$20,735	$-	$20,735	n/a
Short term investments – GIC	-	5,085	-	5,085	n/a
Short term investments - Marketable securities	79	-	-	79	Level 1
Trade and other receivables	-	18,099	-	18,099	n/a
	79	43,919	-	43,998
Financial Liabilities
Trade and other payables	-	-	(8,111)	(8,111)	n/a
	$79	$43,919	$(8,111)	$35,887

During the year ended December 31, 2012, a mark-to-market loss of $8 (2011 – $103) for marketable securities designated as available-for-sale has been recognized in other comprehensive loss. Available-for-sale financial assets are denominated in Canadian dollars. There were no disposals during the year. At December 31, 2012, receivables of $231 (2011 - $220) were impaired and provided for.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

22.	Financial risk exposure and risk management

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s exploration program, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

The types of risk exposure and the way in which such exposures are managed are as follows:

(a)	Concentration risk

Concentration risk exists in cash and cash equivalents and short term investments because significant balances are maintained with four financial institutions. To mitigate the risk, the Company diversifies its cash and cash equivalents and short term investments by holding guaranteed investment certificates and similar securities with a number of different financial institutions. The primary investment products include, but are not limited to high interest savings accounts and guaranteed investment certificates.

Concentration risk also exists in trade accounts receivable because the Company’s revenues are currently substantially derived from sales to four customers. To mitigate the risk, the Company continues to seek other viable customers for the sale of its metal concentrates.

(b)	Credit risk

Credit risk primarily arises from the Company’s cash and cash equivalents, short term investments and trade and other receivables. The risk exposure is limited to their carrying amounts at the balance sheet date. The risk is mitigated by holding cash and cash equivalents and short term investments with highly rated Canadian and Mexican financial institutions. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

Trade and other receivables primarily consist of trade accounts receivable and value added tax recoverable (“VAT”). To reduce credit risk, the Company regularly reviews the collectability of its trade and other receivables and establishes an allowance based on its best estimate of potentially uncollectible amounts. Trade receivables are due from large, multinational corporations that have conducted business in Mexico for a number of years. At December 31, 2012, the trade accounts receivable balance totaled $12,311 (2011 - $11,180). The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

The average credit period of sales is 4 months. The Company has the right to request up to a 90% advance on payment, payable up to 75 days subsequent to sale. The Company has financial risk management policies in place to ensure that all receivables are received within the pre-agreed credit terms.

The aging of trade accounts receivables at each reporting date are as follows:

	December 31,	December 31,
	2012	2011
Less than 30 days	$8,167	$7,583
Within 31 to 60 days	3,298	596
Within 61 to 90 days	520	190
More than 90 days	326	2,811
	$12,311	$11,180

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures there is sufficient capital to meet short term business requirements. A key management goal is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

22.	Financial risk exposure and risk management – continued

The Company’s financial liabilities consist of trade and other payables which are due within one year. The aging of trade accounts payable at each reporting date are as follows:

	December 31,	December 31,
	2012	2011
Less than 1 month	$8,111	$4,663
1 to 3 months	-	323
3 to 6 months	-	1,312
Over 6 months	-	52
	$8,111	$6,350

(d)	Market risk:

The significant market risks to which the Company is exposed are currency, interest rate, commodity price and exchange risk.

(i)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

The Company’s exploration, development and operating costs, and a significant portion of its administrative costs are in Mexico and are denominated in Mexican pesos or US dollars. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates as at December 31 are as follows:

	December 31,	December 31,
	2012	2011
MXN peso per CDN dollar	$13.0310	$13.7212
US dollar per CDN dollar	$1.0051	$0.9833

The Company has significant inter-company loans receivable from and loans payable to one of its Mexican subsidiaries, denominated in Canadian and US dollars. Since the loans receivable have fixed repayment dates and are expected to be repaid to the parent Company, they are not considered to be permanently invested in the foreign operation. Therefore, unrealized gains and losses on these loans are reflected in the consolidated net income of the Company for the reporting period.

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes the foreign exchange risk derived from currency conversions for the Mexican operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, the US dollar trade accounts receivable are short term in nature and the foreign currency risk exposure on those receivables is minimal.

A 10% change in the US dollar exchange rate to the Canadian dollar listed above would have the following impact on the Company’s earnings:

	10% decrease in	10% increase in
	the U.S. dollar	the U.S. dollar
Decrease (increase) in net income for the year ended December 31, 2012	$1,184	$(261)

A 10% change in the Mexican peso exchange rate to the Canadian dollar listed above would have the following impact on the Company’s earnings:

	10% decrease in	10% increase in
	the Mexican peso	the Mexican peso
Decrease (increase) in net income for the year ended December 31, 2012	$5,685	$(5,685)

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

22.	Financial risk exposure and risk management – continued

(ii)	Interest rate risk

The Company’s approach is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company manages risk by monitoring changes in interest rates and by maintaining a relatively short duration for its portfolio of cash equivalent securities. Many of these instruments can be immediately redeemed and those of a fixed term do not exceed one year. As at December 31, 2012, the Company held $15,581 (2011 - $35,845) in high interest savings accounts and guaranteed investment certificates.

For the year ended December 31, 2012, an increase or decrease in interest rate of 1% would have increased or decreased net income and comprehensive income for the year by $95.

(iii)	Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of silver, gold, lead and zinc. At December 31, 2012, market prices were US$30/ounce (2011 – US$28/ounce) for silver, US$1,664/ounce (2011 - US$1,564/ounce) for gold, US$2,340/tonne (2011 - US$1,980/tonne) for lead, and US$2,035/tonne (2011 – US$1,828/tonne) for zinc.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports, supply, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production and short-term changes in supply and demand because of speculative hedging activities. The value of trade receivables depends on changes in metal prices over the quotation period.

The profitability of the Company’s operations is highly correlated to the market prices of these metals, as is the ability of the Company to develop its other properties. If metal prices decline for a prolonged period below the cost of production of the Company’s Topia and Guanajuato mines, it may not be economically feasible to continue production.

During the year, the Company did not hedge silver and gold prices and has a stated policy that it will not engage in long term hedging of silver prices. The Company has entered into option contracts to mitigate the price risk associated with a portion of the sales of its lead by-products. As of December 31, 2012, the Company had 100 tonnes remaining in a zero cost put- call collar contract, with a floor price of US$1,975 per tonne of lead and a ceiling price of US$2,550 per tonne of lead.

A 10% change in the average commodity price for silver for the year, with all other variables held constant, would result in an impact to the Company’s 2012 net income and comprehensive income of $3,415. A 10% change in the average commodity price for gold for the year, with all other variables held constant, would result in an impact to the Company’s 2012 net income and comprehensive income of $1,303.

(iv)	Exchange risk

The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for. The exchange price of the shares may fluctuate significantly depending on various other market factors. To mitigate the risk, the Company’s approach is to maintain minimal investments in marketable securities.

23.	Income taxes

(a)	Income tax expense

Income tax expense included in the consolidated financial statements is as follows:

	2012	2011
Current income tax expense	$592	$108
Deferred income tax expense	3,608	1,877
Income tax expense	$4,200	$1,985

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense shown in these financial statements is as follows:

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

23.	Income taxes – continued

	2012	2011
Net income before tax	$9,710	$13,491
Canadian statutory income tax rate	25.0%	26.5%

Income tax expense at the statutory income tax rate	$2,428	$3,575
Difference in statutory tax rates in foreign jurisdictions	480	295
Effect of changes in future income tax rates	434	-
Non-deductible expenses	1,143	1,175
Benefit of tax attributes not previously recognized and other items	(277)	(3,060)
Non-taxable items	(8)	-
Income tax expense	$4,200	$1,985

The Canadian federal corporate tax rate decreased from 16.5% to 15% in 2012, resulting in a decrease in the Company’s statutory tax rate from 26.5% to 25%.

(b)	Deferred income tax assets and liabilities

Deferred tax assets and liabilities on the consolidated statements of financial position consist of:

	December 31,	December 31,
	2012	2011
Deferred income tax assets	$253	$-
Deferred income tax liabilities	(5,746)	(1,824)
	$(5,493)	$(1,824)

The following temporary differences and tax losses give rise to deferred income tax assets and liabilities as at:

	December 31,	December 31,
	2012	2011
Tax losses carried forward	$4,902	$3,723
Provision for mine closure and restoration	702	276
Property, plant and equipment	(11,405)	(5,886)
Other deductible temporary differences	308	63
Net deferred income tax liabilities	$(5,493)	$(1,824)

As at December 31, 2012, the Company had tax operating losses in Mexico of approximately $16,706 expiring between 2017 and 2022.

Unrecognized deferred tax assets:

Temporary differences and tax losses arising in Canada have not been recognized as deferred tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in these jurisdictions to recover such assets. The unrecognized deferred tax assets are summarized as follows:

	December 31,	December 31,
	2012	2011
Tax losses carried forward	$2,549	$2,934
Property, plant and equipment	324	264
Other deductible temporary differences	377	552
Unrecognized deferred income tax assets	$3,250	$3,750

Management assesses these temporary differences regularly and adjusts the unrecognized deferred tax asset in the period when management determines it is probable that some portion of the assets will be realized.

As at December 31, 2012, the Company had tax operating losses of approximately $9,370 in Canada expiring between 2026 and 2031.

As at December 31, 2012, gross unrecognized deductible temporary differences totaled $12,997.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

24.	Related party transactions

	2012	2011
Consulting fees paid or accrued to companies controlled by directors of the Company	$1,045	$781
Consulting fees paid or accrued to companies controlled by officers of the Company	-	290
Director fees paid or accrued	233	189
Cost recoveries received or accrued from a company with a common director of the Company	34	-
Office and administration fees paid or accrued to a company controlled by a director of the Company	21	85
	$1,333	$1,345

As at December 31, 2012, $30 (2011 - $42) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with common directors were $17 (2011 - $24) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at fair value.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the years ended December 31, 2012 and 2011 were as follows:

	2012	2011
Short-term benefits (i)	$2,523	$2,509
Termination benefits	1,132	-
Share-based payments	898	969
	$4,553	$3,478

(i) Short-term benefits include salaries and benefits, consulting and management fees.

Key management includes the Company’s directors, the President, the Chief Executive Officer, the Chief Financial Officer and the Vice Presidents. The Company is committed to making severance payments amounting to approximately $2,811 to certain officers and management in the event that there is a change of control of the Company.

25.	Commitments and contingencies

(a)	Commitments

As of December 31, 2012 the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years
Operating lease payments	$1,333	$528	$805	$-
Drilling services	293	293	-	-
Equipment purchases with third party vendors	216	216	-	-
Environmental program	32	32	-	-
Total commitments	$1,874	$1,069	$805	$-

(b)	Contingencies

As of December 31, 2012, the Company had not fully secured mineral property titles for approximately 5,000 of its 7,908 hectares related to the El Horcon Project. Certain of the Company’s title claims have been cancelled due to what the Company believes is an administrative error on the part of the government agency which manages mineral claims in Mexico. The Company is currently in the process of attempting to reinstate the claims. Neither the status of the claims or the process to reinstate the claims has affected the Company’s permitting and drilling programs. The Company expects to be successful in reinstating the claims and therefore has not recorded any provision against the carrying value of the El Horcon Project.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

26.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and Topia operations produce silver, gold, lead and zinc.

2012	Mexico					Canada
	Guanajuato	Topia	Other(1)	Corporate	Total	Corporate	Total
External mineral sales	$44,104	$17,035	$-	$-	$61,139	$-	$61,139
Amortization and depletion	6,590	2,094	-	-	8,684	206	8,890
Share-based payments	339	46	-	-	385	1,144	1,529
Interest income	-	-	-	103	103	339	442
Finance costs	9	19	-	5	33	1	34
Income (loss) before income taxes	11,445	2,270	(457)	558	13,816	(4,106)	9,710
Net income (loss) for the year	11,208	2,169	(457)	(3,304)	9,616	(4,106)	5,510
Capital expenditures	16,384	6,787	3,162	-	26,333	160	26,493

Total assets	44,063	23,323	7,270	9,204	83,860	32,869	116,729
Total liabilities	6,457	1,981	-	6,642	15,080	1,624	16,704
Mineral properties, plant and equipment	35,817	19,456	-	-	55,273	178	55,451
Exploration and evaluation assets	$-	$-	$7,270	$-	$7,270	$-	$7,270

(1) Includes the Company’s exploration and evaluation assets of San Ignacio, Santa Rosa and El Horcon.

2011			Mexico			Canada
	Guanajuato	Topia	Other(1)	Corporate	Total	Corporate	Total
External mineral sales	$39,096	$18,722	$-	$-	$57,818	$-	$57,818
Amortization and depletion	3,270	1,195	-	-	4,465	97	4,562
Share-based payments	821	141	-	67	1,029	1,181	2,210
Interest income	-	-	-	103	103	332	435
Finance costs	29	17	-	39	85	239	324
Income (loss) before income taxes	18,766	7,634	(2)	(5,709)	20,689	(7,198)	13,491
Net income (loss) for the year	18,685	7,607	(2)	(7,586)	18,704	(7,198)	11,506
Capital expenditures	14,979	4,428	3,932	-	23,339	61	23,400

Total assets	30,233	21,888	3,868	6,706	62,695	40,249	102,944
Total liabilities	5,306	1,405	-	2,574	9,285	1,173	10,458
Mineral properties, plant and equipment	24,144	13,841	-	-	37,985	93	38,078
Exploration and evaluation assets	$-	$-	$3,868	$-	$3,868	$-	$3,868

(1) Includes the Company’s exploration and evaluation assets of San Ignacio, Santa Rosa and El Horcon.

For the years ended December 31, 2012 and 2011, the Company had revenue from the following product mixes:

	2012	2011
Silver	$45,888	$46,165
Gold	17,234	11,601
Zinc	2,109	1,900
Lead	1,772	1,880
Copper	-	6
Ore processing revenues	701	842
Smelter and refining charges	(6,565)	(4,576)
	$61,139	$57,818

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the years ended December 31, 2012 and 2011

26.	Operating segments – continued

For the years ended December 31, 2012 and 2011, the Company had four customers that accounted for the majority total revenues as follows:

Customer	Segment	2012	2011
Customer C	Guanajuato	$27,128	$-
Customer B	Topia	16,245	18,659
Customer A	Guanajuato	13,826	14,401
Customer D	Guanajuato	1,709	17,152
Other customers		2,231	7,606
		$61,139	$57,818

The trade accounts receivable balance of $12,311 at December 31, 2012 (2011 – 11,180) relates to four customers (note 7).